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                            February 28, 2024

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd
       15th Floor, Xingang Square, Hubin North Road,
       Siming District, Xiamen City,
       Fujian Province, China, 361013

                                                        Re: Lichen China Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed February 21,
2024
                                                            File No. 333-277230

       Dear Ya Li:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              William Rosenstadt